UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2008.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES THAT MOODY’s RAISED THE BANK’s FINANCIAL
STRENGTH RATING FROM STABLE TO POSITIVE
Medellín, Colombia, March 25, 2008
Moody’s Investors Service (“Moody’s”) raised the outlook on Bancolombia S.A.’s “D” bank financial strength rating (BFSR) to positive from stable, reflecting the Bank’s successful completion of the financing of its acquisition of Banco Agricola of El Salvador.
Moody’s also affirmed the Bank’s long and short-term global local currency (GLC) deposit ratings of “Baa2” and “Prime-3”, respectively, and changed the outlook to positive from stable.
Bancolombia’s foreign currency (FC) long term deposit rating of “Ba3” and FC subordinated debt rating of “Ba1” were also affirmed maintaining a positive outlook.
Bancolombia’s financial performance overall remains adequate. However, as the integration evolves, Moody’s said it remains cautious as to the potential for additional provisions that could affect Bancolombia’s core earnings.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: March 25, 2008	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance